UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

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ELKCORP
(Name of Subject Company)

ELKCORP
(Name of Person Filing Statement)

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Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)

287456107
(CUSIP Number of Class of Securities)

David G. Sisler
Senior Vice President, General Counsel and Secretary
ElkCorp
14911 Quorum Drive, Suite 600
Dallas, Texas 75254
(972) 851-0500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

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WITH COPIES TO:

Mark Gordon, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The purpose of this Amendment No. 2 (the “14D-9 Amendment”) is to amend and supplement Item 2, Item 3, Item 4, Item 8 and Item 9 in the Solicitation/Recommendation Statement (the “Statement”) on Schedule 14D-9 previously filed by ElkCorp, a Delaware corporation, on January 19, 2007, as amended on January 19, 2007, in respect of the tender offer commenced on January 18, 2007, by the Offeror, an affiliate of The Carlyle Group, and to add additional Exhibits and to revise the Exhibit Index accordingly.

Item 2.         Identity and Background of Filing Person.

Item 2 is hereby amended and supplemented by adding the following new paragraphs at the end thereof:

Amended Tender Offer. On January 22, 2007, the Offeror increased the consideration to be offered pursuant to the Tender Offer to $42.00 per Share, upon the terms and subject to the conditions set forth in the Supplement to the Offer to Purchase (the “Supplement”) contained in Amendment No. 1 to the Tender Offer Statement on Schedule TO, dated January 22, 2007 (the “Amended Schedule TO”) and in the related revised Letter of Transmittal (together, the “Amended Tender Offer”). The Amended Tender Offer is being made pursuant to the Merger Agreement as amended by the First Amendment thereto (the “Merger Agreement Amendment”), dated as of January 21, 2007 (the Merger Agreement as so amended, the “Amended Merger Agreement”), by and among the Company, the Offeror and Parent.

A copy of the Merger Agreement Amendment is attached hereto as Exhibit (e)(8) and is incorporated herein by reference in its entirety. A copy of the Supplement is attached hereto as Exhibit (a)(14) and is incorporated herein by reference in its entirety. The terms and conditions of the Amended Tender Offer, related procedures and withdrawal rights, and the description of the Amended Merger Agreement and related documents described and contained in Sections 1, 2, 3, 4, 11 and 14 of the Offer to Purchase, as amended and supplemented by the Supplement, are incorporated herein by reference. The revised Form of Letter of Transmittal is attached hereto as Exhibit (a)(15) and is incorporated herein by reference in its entirety.

Item 3.         Past Contracts, Transactions, Negotiations and Agreements.

Item 3(a) is hereby amended and supplemented by adding the following new paragraphs at the end thereof.

The Merger Agreement Amendment. The summary of the Merger Agreement Amendment and the descriptions of the terms and conditions of the Amended Tender Offer and related procedures and withdrawal rights contained in Sections 1, 2, 3, 4, 11 and 14 of the Offer to Purchase, as amended and supplemented by the Supplement, which is being filed as Exhibit (a)(14) to the Amended Schedule TO, are incorporated herein by reference. Such summary and descriptions are qualified in their entirety by reference to the Merger Agreement Amendment, which has been filed as Exhibit (e)(8) and is incorporated herein by reference.

The portion of Item 3(b) under the subheading "Cash Consideration Payable Pursuant to the Tender Offer and the Merger Agreement" is hereby amended and restated in its entirety to read as follows:

Cash Consideration Payable Pursuant to the Amended Tender Offer and the Amended Merger Agreement. If the Company's directors and executive officers were to tender any Shares they own for purchase pursuant to the Amended Tender Offer, they would receive the same cash consideration per Share on the same terms and conditions as the other shareholders of the Company. As of January 21, 2007, the Company's directors and executive officers beneficially owned in the aggregate 460,753 Shares (excluding options to purchase Shares and unvested Shares of restricted stock). If the directors and executive officers were to tender all 460,753 Shares beneficially owned by them for purchase pursuant to the Amended Tender Offer and those Shares were accepted for purchase and purchased by the Offeror, the directors and officers would receive an aggregate of $19,351,626 in cash.

Under the terms of the Amended Merger Agreement, each option to purchase Shares granted under the employee and director stock plans of the Company, whether vested or unvested, that is outstanding immediately prior to the effective time of the Merger will, unless otherwise agreed upon by the holder, upon completion of the Merger, be cancelled and the holder of such option, including each director and executive officer, will receive an amount in cash equal to the product of (x) the excess, if any, of $42.00 over the exercise price per Share of such option multiplied by (y) the total number of Shares subject to such option. As of January 21, 2007, the Company's directors and executive officers held options to purchase 975,308 Shares in the aggregate, 793,532 of which were vested and exercisable as of that date, with exercise prices ranging from $11.3125 to $31.83 and an aggregate weighted exercise price of $24.32 per Share. Of the unvested options, all 181,776 would vest automatically upon a change of control of the Company, which will occur upon the completion of the Amended Tender Offer pursuant to the terms of the Company's equity award plans.

Pursuant to the terms of the Company's equity award plans, each restricted Share, including each such Share held by directors and executive officers, will vest in full upon the completion of the Amended Tender Offer. Under the terms of the Amended Merger Agreement, immediately prior to completion of the Merger, each restricted Share, including each such Share held by directors and executive officers, will be converted into the right to receive $42.00. In addition, pursuant to the terms of the Company's equity award plans, upon the completion of the Amended Tender Offer, each performance stock award based on Shares, including each such award held by executive officers, will be deemed to be earned at the maximum level set forth in the applicable award agreement, become fully vested and, except as otherwise elected by the holder thereof pursuant to a valid deferral election, be settled by the delivery of Shares to the holder thereof, provided that if and to the extent Shares have not previously been delivered to a holder in respect of such earned and vested performance stock awards (and to the extent not deferred as described below), under the terms of the Amended Merger Agreement, the holder thereof will be entitled to receive, upon completion of the Merger, an amount in cash equal to $42.00 in respect of each Share earned with respect to the performance stock award. However, in connection with the transactions contemplated by the Amended Merger Agreement, 17 members of management have elected to defer taxation on performance stock awards by electing to defer the receipt of some or all of the Shares underlying such awards to a date after the consummation of the transactions contemplated by the Amended Merger Agreement that is specified in the individual's deferral election forms. Under these elections, from the completion of the Merger to the date that such deferred amounts are ultimately settled, subject to the holder's execution of an equity rollover agreement with Parent, the deferred amounts will be deemed notionally invested in vested deferred capital stock of Parent. If no such rollover agreement is entered into, the cash value of the deferred performance stock awards (based on the per share amount payable pursuant to the Amended Merger Agreement) will be paid to the holder in January 2008. As of January 21, 2007, the number of restricted Shares held by the Company's directors and executive officers as a group that will vest upon the completion of the Amended Tender Offer is 114,306 in the aggregate, and the number of Shares underlying performance stock awards held by the Company's executive officers as a group that will vest upon the completion of the Amended Tender Offer is 488,985 in the aggregate. Messrs. Karol, Nowak, Fisher, Kiik and Sisler and all executive officers as a group have elected to defer performance stock awards with respect to approximately 160,000, 26,316, 30,795, 8,815, 29,000 and 293,596 Shares, respectively.

Item 4.         The Solicitation or Recommendation.

The discussion set forth in Item 4(a) is hereby amended and supplemented by adding the following new paragraphs at the end thereof:

Position of the Special Committee and the Board as to the Amended Tender Offer. The Board recommends that you accept the Amended Tender Offer and tender your Shares into the Amended Tender Offer. After careful consideration by the Special Committee and the Board, including a thorough review of the Amended Tender Offer with their outside legal and financial advisors, the Special Committee and, on the recommendation of the Special Committee, the Board, after a thorough review with its outside legal and financial advisors, (i) determined that the Amended Merger Agreement, the Amended Tender Offer, the Merger and the other transactions contemplated by the Amended Merger Agreement are fair to and in the best interests of the Company and its shareholders, (ii) approved the Amended Merger Agreement, the Amended Tender Offer and the Merger, and (iii) determined to recommend that the Company's shareholders accept the Amended Tender Offer and tender their Shares in the Amended Tender Offer. In particular, the Special Committee and Board believed that the Amended Tender Offer offers premium value to the Company's shareholders, and is highly likely to be completed. The Amended Tender Offer is subject only to specific and limited conditions, and is backed by committed financing appropriate to a tender offer acquisition structure.

Accordingly, your Board of Directors recommends that you accept the Amended Tender Offer and tender your Shares into the Amended Tender Offer.

Item (4)(b)(1) is hereby amended and supplemented by adding the following new paragraphs at the end thereof:

The Amended Tender Offer - The Special Committee

In reaching its determination to approve the Merger Agreement Amendment and recommend that the Company's shareholders accept the Amended Tender Offer and tender their Shares into the Amended Tender Offer, the Special Committee and the Board considered, in consultation with its outside legal and financial advisors and the Company's senior management, the same factors as described in the Statement with respect to the Tender Offer and Merger Agreement and, in addition, considered that (1) the Amended Merger Agreement provided for $1.50 per Share of additional cash value compared to the Merger Agreement, (2) the Amended Tender Offer and the Amended Merger Agreement are subject to no additional conditions in comparison to the Tender Offer and the Merger Agreement, respectively, and (3) the financing commitments provided by the Offeror for the Amended Tender Offer are appropriate for a tender offer acquisition structure and are subject to no additional conditions in comparison to the financing commitments provided in connection with the Tender Offer and the Merger Agreement.

In addition to considering the factors described above, as well as the additional factors described in the Statement with respect to the Tender Offer and the Merger Agreement, the Special Committee considered the following:

  the current and historical market prices of the Shares, and the fact that the $42 per Share consideration represents a premium of approximately 67% over the closing price of the Shares on November 3, 2006, the last trading day before public announcement that the Company was considering strategic alternatives;
  the opinion, dated January 21, 2007, to the Special Committee of Citigroup as to the fairness, from a financial point of view and as of such date, of the $42.00 per Share cash consideration to be received in the Amended Tender Offer and the Merger, taken together, by holders of Shares (other than Carlyle, Parent, Offeror, and their respective affiliates). The full text of Citigroup's written opinion, dated January 21, 2007, which describes the assumptions made, matters considered and limitations on the review undertaken, is attached as Annex I and filed as Exhibit (a)(19) hereto and is incorporated herein by reference. Citigroup's opinion was provided to the Special Committee for its information in its evaluation of the $42.00 per Share cash consideration payable in the Amended Tender Offer and the Merger, taken together, relates only to the fairness of such cash consideration from a financial point of view and does not address any other aspect of the Amended Tender Offer, the Merger or any related transaction.  Citigroup's opinion also does not address the underlying business decision of the Company to enter into the Amended Merger Agreement, the relativemerits of the Amended Tender Offer and the Merger as compared to any alternative business strategy that might exist for the Company or the effect of any other transaction in which the Company might engage. Citigroup's opinion is not intended to constitute, and does not constitute, a recommendation as to whether any shareholder should tender their Shares in the Amended Tender Offer or as to any other actions to be taken by any shareholder in connection with the Amended Tender Offer or the Merger. Holders of Shares are encouraged to read the opinion carefully in its entirety; and

  that, subject to compliance with the terms and conditions of the Amended Merger Agreement, the Company is permitted to terminate the Amended Merger Agreement in order to approve an alternative transaction proposed by a third party that is a "superior proposal" as defined in the Amended Merger Agreement, upon the payment to an affiliate of Carlyle of a $29 million termination fee. Accordingly, the Special Committee concluded that the Merger Agreement Amendment represented an opportunity to achieve greater value, on faster timing, without affecting the Company's ability to accept a superior proposal, should one be received.

The Special Committee identified no negative factors in comparison to the Merger Agreement. In view of the wide variety of factors considered by the Special Committee, and the complexity of these matters, the Special Committee did not find it practicable to quantify or otherwise assign relative weights to the foregoing factors. In addition, individual members of the Special Committee may have assigned different weights to various factors. The Special Committee approved and recommended the Amended Merger Agreement and the Amended Tender Offer based upon the totality of the information presented to and considered by it.

The Amended Tender Offer - The Board

In reaching its determinations to approve the Merger Agreement Amendment and recommend that the Company's shareholders accept the Amended Tender Offer and tender their Shares into the Amended Tender Offer, the Board considered, in consultation with its outside legal and financial advisors and the Company's senior management, the same factors as described in the Statement with respect to the Tender Offer and the Merger Agreement, including that (1) the Merger Agreement Amendment provided for $1.50 per Share of additional cash value compared to the Merger Agreement, (2) the Amended Tender Offer and the Amended Merger Agreement are subject to no additional conditions in comparison to the Tender Offer and the Merger Agreement, respectively, and those conditions are specific and limited and, in the Board's judgment, likely to be satisfied, and (3) the financing commitments provided by the Offeror for the Amended Tender Offer are appropriate for a tender offer acquisition structure and are subject to no additional conditions in comparison to the financing commitments provided in connection with the Tender Offer and the Merger Agreement. In addition to the foregoing, the Board considered the following:

  the unanimous determinations and recommendations of the Special Committee, as described above;
  all of the factors considered by the Special Committee, as described above; and
  the opinion to the Board of UBS, dated January 21, 2007, as to the fairness, from a financial point of view, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered and limitations set forth in the opinion, of the $42.00 per Share cash consideration to be received in the Amended Tender Offer and the Merger, taken together, by holders of Shares (other than Parent, Offeror, and their respective affiliates). The full text of UBS' written opinion, dated January 21, 2007, which describes the assumptions made, matters considered and limitations on the review undertaken, is attached as Annex II and filed as Exhibit (a)(20) hereto and is incorporated herein by reference.  UBS’ opinion is directed only to the fairness, from a financial point of view, to the holders of Shares (other than Parent, Offeror, and their respective affiliates) of the $42.00 per Share cash consideration to be received in the Amended Tender Offer and the Merger, taken together, by such holders in the Amended Tender Offer and the Merger and does not address the fairness or any other aspect of the Amended Tender Offer and the Merger. The opinion also does not address the relative merits of the Amended Tender Offer and the Merger as compared to other business strategies or transactions that might be available with respect to us, nor does it address our underlying business decision to engage in the Amended Tender Offer and the Merger. The opinion does not constitute a recommendation to any shareholder as to whether such shareholder should tender their Shares in the Amended Tender Offer or as to any other actions to be taken by any shareholder in connection with the Amended Tender Offer or the Merger. Holders of Shares are encouraged to read the opinion carefully in its entirety.

In view of the wide variety of factors considered by the Board, and the complexity of these matters, the Board did not find it practicable to quantify or otherwise assign relative weights to the foregoing factors. In addition, individual members of the Board may have assigned different weights to various factors. The Board approved and recommends the Amended Merger Agreement and the Amended Tender Offer based upon the totality of the information presented to and considered by it.

For the reasons described here, and above under “Position of the Special Committee and the Board as to the Amended Tender Offer,” the Special Committee and the Board recommend that the Company’s shareholders accept the Amended Tender Offer and tender their Shares into the Amended Tender Offer.

The discussion set forth in Item 4(b)(2) is hereby amended and supplemented by adding the following new paragraphs at the end thereof:

On January 18, 2007, an affiliate of BMCA commenced the BMCA Revised Tender Offer to purchase all outstanding Shares for $42.00 per Share. On the same day, BMCA terminated the BMCA Original Tender Offer. Also that day, the Offeror commenced the Tender Offer to purchase all outstanding Shares at $40.50 per Share. On January 19, 20 and 21, 2007, BMCA continued its due diligence investigation of the Company, including telephone conference calls with members of management concerning various business issues, and was provided additional non-public business and legal information.

In the evening of January 20, 2007, the Offeror informed the Special Committee that it intended to increase the price per Share offered under its Tender Offer to $42.00 per Share.

On January 21, 2007, the Board and Special Committee, together with representatives of UBS, Wachtell Lipton and Citigroup, met telephonically to discuss the proposed Merger Agreement Amendment. Citigroup rendered to the Special Committee its oral opinion, confirmed by delivery of a written opinion dated January 21, 2007, to the effect that, as of that date and based on and subject to the matters described in its opinion, the $42.00 per Share cash consideration to be received by holders of Shares (other than Carlyle, Parent, Offeror and their respective affiliates) in the Amended Tender Offer and the Merger, taken together, was fair, from a financial point of view, to such holders. The Special Committee then unanimously resolved to approve the Merger Agreement Amendment and the transactions contemplated by the Merger Agreement Amendment, and recommend that the full Board approve the Merger Agreement Amendment and recommend that the Company’s shareholders tender their Shares in the Amended Tender Offer. The full Board then reconvened with representatives of UBS, Wachtell Lipton and Citigroup. UBS then rendered orally to the Board its opinion, confirmed by delivery of a written opinion dated January 21, 2007, to the effect that, as of such date and based upon and subject to the factors and assumptions set forth in the opinion, the $42.00 per Share consideration to be received by holders of the Shares (other than Parent, Offeror and their respective affiliates) in the Amended Tender Offer and the Merger, taken together, was fair, from a financial point of view, to such holders. After receiving the Special Committee’s recommendation, the Board, by unanimous vote of all of its members (with Messrs. Karol and Nowak abstaining) adopted resolutions approving the execution, delivery and performance of the Merger Agreement Amendment and resolved to recommend that the shareholders of the Company tender their Shares in the Amended Tender Offer.

In the evening of January 21, 2007, the parties executed the Amended Merger Agreement. In the morning of January 22, 2007, the Company and Carlyle issued a press release announcing the terms of the Amended Tender Offer.

The discussion set forth in Item 4(c) is hereby amended and restated in its entirety to read as follows:

To the best of the Company’s knowledge, all of the Company’s directors, executive officers, affiliates or subsidiaries intend to tender for purchase pursuant to the Amended Tender Offer all Shares owned of record or beneficially owned, other than Shares subject to options. Pursuant to the Amended Merger Agreement, each then-outstanding option to purchase Shares (including those held by the Company’s directors and executive officers), whether or not vested will automatically be converted in the Merger into the right to receive an amount in cash equal to the product of (x) the excess, if any, of $42.00 over the exercise price per Share of such option multiplied by (y) the total number of Shares subject to such option. Each restricted Share, including each such Share held by directors and executive officers, will vest in full and be converted into the right to receive $42.00. In addition, upon completion of the Merger, each performance stock award, whether vested or unvested, including each such award held by executive officers, that is outstanding immediately prior to completion of the Merger will be deemed to be earned at the maximum level set forth in the applicable award agreement, will become fully vested and will entitle the holder thereof to receive an amount in cash equal to $42.00 in respect of each Share earned with respect to the performance stock awards upon completion of the Merger, or, with respect to performance stock awards which the holder has validly elected to defer on or prior to December 31, 2006, such later date as the holder has validly elected.

Item 8.         Additional Information to be Furnished

The discussion set forth in Item 8(d) is hereby amended and supplemented by adding the following new paragraph before the last paragraph thereof:

On January 22, 2007 the Court in the Wetzel litigation granted an ex parte temporary restraining order against the defendants, enjoining them from (i) declaring that a Distribution Date has occurred, as that term is defined in the Company¡¯s Rights Agreement or causing the Company¡¯s Rights Agent to issue any Rights Certificates to the Company¡®s shareholders; (ii) proceeding with, abiding by and/or honoring Section 7.3 of the Merger Agreement, which calls for the Company to pay a termination fee of $29 million under certain circumstances; and (iii) granting Parent and/or the Offeror any option to purchase additional Shares. The Court also set a hearing date of February 5 on plaintiff¡¯s motion for a temporary injunction, and granted certain expedited discovery.

Item 9.	Exhibits.

Exhibit No.	Description
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(a)(14)	Supplement to the Offer to Purchase, dated January 22, 2007 (incorporated by reference to Exhibit (a)(1)(O) to the Amended Schedule TO of CGEA Investor,
Inc. and CGEA Holdings, Inc. filed with the Securities and Exchange
Commission on January 22, 2007)
(a)(15)	Form of Revised Letter of Transmittal (incorporated by reference to Exhibit
(a)(1)(P) to the Amended Schedule TO of CGEA Investor, Inc. and CGEA
Holdings, Inc. filed with the Securities and Exchange Commission on January 22,
2007)
(a)(16)	Press release issued by ElkCorp on January 22, 2007*
(a)(17)	Second Amended and Restated Equity Commitment Letter, dated January 20,
2007, from Carlyle Fund IV, L.P. (incorporated by reference to Exhibit (b)(1)(C)
to the Amended Schedule TO of CGEA Investor, Inc. and CGEA Holdings, Inc.
filed with the Securities and Exchange Commission on January 22, 2007)
(a)(18)	Second Amended and Restated Debt Commitment Letter, dated January 21, 2007, from Bank of America, N.A., Merrill Lynch Capital Corporation, Banc of
America Securities LLC, General Electric Capital Corporation and Merrill Lynch,
Pierce, Fenner & Smith Incorporated (incorporated by reference to Exhibit
(b)(1)(D) to the Amended Schedule TO of CGEA Investor, Inc. and CGEA
Holdings, Inc. filed with the Securities and Exchange Commission on January 22,
2007)
(a)(19)	Opinion of Citigroup Global Markets Inc., dated January 21, 2007 (included as
Annex I to this 14D-9 Amendment)*
(a)(20)	Opinion of UBS Securities LLC, dated January 21, 2007 (included as Annex II to this 14D-9 Amendment)*
(a)(21)	Letter, dated January 22, 2007, to ElkCorp shareholders*
(e)(8)	First Amendment to Amended and Restated Agreement and Plan of Merger, dated as of January 21, 2007, by and among CGEA Holdings, Inc., CGEA Investor,
Inc., and ElkCorp*

* Filed herewith

SIGNATURE

     After due inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

ELKCORP

By: /s/ Thomas D. Karol
Name: Thomas D. Karol
Title: Chairman of the Board and
Chief Executive Officer

Dated: January 22, 2007

INDEX OF EXHIBITS

Exhibit No.	Description
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(a)(14)	Supplement to the Offer to Purchase, dated January 22, 2007 (incorporated by reference to Exhibit (a)(1)(O) to the Amended Schedule TO of CGEA Investor,
Inc. and CGEA Holdings, Inc. filed with the Securities and Exchange
Commission on January 22, 2007)
(a)(15)	Form of Revised Letter of Transmittal (incorporated by reference to Exhibit
(a)(1)(P) to the Amended Schedule TO of CGEA Investor, Inc. and CGEA
Holdings, Inc. filed with the Securities and Exchange Commission on January 22,
2007)
(a)(16)	Press release issued by ElkCorp on January 22, 2007
(a)(17)	Second Amended and Restated Equity Commitment Letter, dated January 20,
2007, from Carlyle Fund IV, L.P. (incorporated by reference to Exhibit (b)(1)(C)
to the Amended Schedule TO of CGEA Investor, Inc. and CGEA Holdings, Inc.
filed with the Securities and Exchange Commission on January 22, 2007)
(a)(18)	Second Amended and Restated Debt Commitment Letter, dated January 21, 2007, from Bank of America, N.A., Merrill Lynch Capital Corporation, Banc of
America Securities LLC, General Electric Capital Corporation and Merrill Lynch,
Pierce, Fenner & Smith Incorporated (incorporated by reference to Exhibit
(b)(1)(D) to the Amended Schedule TO of CGEA Investor, Inc. and CGEA
Holdings, Inc. filed with the Securities and Exchange Commission on January 22,
2007)
(a)(19)	Opinion of Citigroup Global Markets Inc., dated January 21, 2007 (included as
Annex I to this 14D-9 Amendment)
(a)(20)	Opinion of UBS Securities LLC, dated January 21, 2007 (included as Annex II to this 14D-9 Amendment)
(a)(21)	Letter, dated January 22, 2007, to ElkCorp shareholders
(e)(8)	First Amendment to Amended and Restated Agreement and Plan of Merger, dated as of January 21, 2007, by and among CGEA Holdings, Inc., CGEA Investor,
Inc., and ElkCorp